March 8, 2007

Ms. Linda Cvrkel

Branch Chief

U. S. Securities and Exchange Commission

Washington D.C. 20549-5546

Re:	Precision Auto Care, Inc.
Form 10-KSB for the year ended June 30, 2006
Filed September 28, 2006
File No. 0-29478

Dear Ms. Cvrkel:

I am in receipt of your letter dated February 27, 2007.  The following is our response to each of the comments in the order that they appeared in your letter.

Form 10-KSB for the fiscal year ended June 30, 2006 filed September 28, 2006

Consolidated Statements of Operations, page 25

1. In light of the fact that you are in a service-type business, the presentation of the line item “contribution margin” or any subtotal before deducting general and administrative expenses does not seem appropriate. Furthermore, such term would not appear to provide meaningful information to your investors as evidenced by the lack of any discussion in MD&A. In future filings, please eliminate this line item. Alternatively, please explain why you believe the presentation of this measure is meaningful and relevant to the readers of your financial statements and revise MD&A in future filings to discuss the factors responsible for the changes in this measure that occurred during the periods presented in your financial statements.

Response:

The presentation in future filings beginning with the filing for the quarterly period ended March 31, 2007, will not include the line item “contribution margin” before deducting general and administrative expenses.

2. In light of the increased materiality of the “Other Income” amount during the year ended June 30, 2006, please revise future filings to state separately in the income statement or in a note to the financial statements the components of other income.

Response:

The presentation in future filings beginning with the filing for the quarterly period ended March 31, 2007, will state separately the components of the “Other Income” in the income statement.

U. S. Securities and Exchange Commission

March 8, 2007

Goodwill and Intangible Assets, page 30

3. We note the disclosure indicating that the Company carried forward the valuation from the fiscal year 2005 for the current year analysis since the fair value of the franchising operations exceed its carrying value by a substantial margin and the fact that there have been no events and circumstances that have had a material impact on the franchising operations since the most recent fair value determination. Please confirm and clarify in future filings that the Company satisfied all of the requirements outlined in paragraph 27 of SFAS No. 142 that are required in order to “carry forward” the results of the Company’s prior year impairment analysis with respect to goodwill associated with franchising operations.

Response:

For fiscal year 2007, the Company engaged a valuation specialist to assist management with its test from impairment. The fair value of the franchising operations was estimated utilizing a discounted cash flow approach that estimates revenue, driven by assumed market growth rates and appropriate discount rates.  These estimates are consistent with the plans and estimates management uses to manage the underlying business.  The fair value as determined by the valuation specialist of the franchising operations exceeded its carrying value by a substantial margin. Based upon the above, management concluded that the $8.7 million carrying value of goodwill was not impaired. Due to the fact the Company did not “carry forward” the results of the Company’s prior year impairment analysis in the current fiscal year, the Company does not believe it needs to further clarify that all of the requirements outlined in paragraph 27 of SFAS no. 142 were satisfied in future filings.

Note 10 — Stockholders’ Equity

Equity Transactions

4. We note the disclosure indicating that certain warrants were exercised during 2005 on a cashless basis in which the Series A Preferred stockholders exchanged 191,487 shares of Series A Preferred shares as payment for the exercise price of $.44 per share to acquire 4,508,650 common shares. Please tell us how the Company determined that the fair value of the Series A Preferred shares exchanged in this transaction was equal to the aggregate exercise price for the 4,508,650 common shares acquired of $1,983,806. We may have further comment upon receipt of your response.

U. S. Securities and Exchange Commission

March 8, 2007

Response:

As part of the negotiation to restructure the debt, Precision Funding LLC agreed to take 500,000 shares of redeemable preferred stock for $5,180,000 ($10.36). The shares of preferred stock were redeemable by the holder based on the terms of the agreement. The $10.36 per share cost of the preferred stock was not a negotiated number. The total value of the preferred stock was negotiated. The total value of the preferred stock was $5,180,000 and in conjunction with the 2.5 million shares of stock and approximately 11.5 million warrants. The Company management felt that we had negotiated an excellent deal because we were able to dispose of $15.4 million in debt with an annual interest rate of 12%. There was no formula or negotiation for the number of shares (500,000) or the price of the individual shares ($10.36). Once the total value of the preferred was negotiated and the number of preferred shares established at 500,000, the per share price was calculated at $10.36 ($5,180,000/500,000). This question was asked in your letter dated June 7, 2005, and was addressed in our response dated June 15, 2005. The Company subsequently filed a Form 10-KSB/A for the fiscal year ended June 30, 2004, to reflect the debt restructuring as an equity transaction.

Quarterly Reports on Form 10-QSB for the Quarters Ended September 30, 2006 and December 31, 2006

Note 5 — Lease

5. Please explain in further detail why the Company was not required to recognize a liability for the fair value of the guarantee provided in connection with the lease amendment for one of its franchise centers. We are unclear from the disclosures provided why the “market valuation of comparable properties” would provide a basis for not recognizing a liability for the fair value of lease guarantee pursuant to paragraph 9 of FIN 45. Please advise or revise as appropriate.

Response:

The Company utilized a third party to assess the fair value of the property as well as comparable properties in the surrounding Denver metro area market. The square footage assessed by the broker was in the range of $18.00 to $21.00 for the leased property as well as comparable properties. The square footage being paid for the lease is approximately $18.86. Thus, based on the fair market value of the quotes and analysis received from the broker, if there was an imbedded premium in the lease due to fact the Company is the guarantor on the lease, it would be clearly immaterial and the Company did not recognize a liability for the fair value of lease guarantee pursuant to paragraph 9 of FIN 45.

U. S. Securities and Exchange Commission

March 8, 2007

Note 7 — Acquisition

6. Reference is made to Note 7 of your Form 10-QSB for the period ended September 30, 2006 and Note 4 of your Form 10-QSB for the period ended December 31, 2006. Please add an accounting policy disclosure to indicate your accounting for revenue and expenses of the recently acquired company-owned store. Also, please tell us and revise future filings to disclose the primary reason for the acquisition and the factors that contributed to a purchase price that resulted in recognition of goodwill. Refer to the disclosure requirements outlined in paragraph 51b of SFAS No. 141.

Response:

In the filing for the quarterly period ended December 31, 2006, on page 11, Critical Accounting Policies, a disclosure was included relating to the company-operated retail store under the heading Revenue Recognition. The disclosure was as follows:

Retail revenues are realized from providing maintenance and repair services, as well as from the parts that are provided as part of that service to the general public, are recognized when the service is performed.

The disclosure in future filings beginning with the filing for the quarterly period ended March 31, 2007, will state the Company’s primary reason for the acquisition. The Company purchased the existing center to begin the operation of company-operated retail stores to facilitate the overall growth of the Company’s top-line as well as bottom-line results. Additional stores will be purchased as the opportunity presents itself.

Other

7. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:

As stated below, the Company acknowledges it is responsible for the adequacy and accuracy of the disclosure in the filing as required under the Securities Exchange Act of 1934. Additionally, the Company believes it has provided all pertinent information investors require for an informed investment decision.

The Company acknowledges the following with this response letter:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert R. Falconi

Robert R. Falconi
President and Chief Executive Officer